Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460



     The following slide presentation was shown at Banc of America Securities' Growth Telecommunications, Media & Entertainment Conference on May 1, 2002:


                   Banc of America Securities Growth Telecom
                       Media & Entertainment Conference


                               [GRAPHIC OMITTED]


May 1, 2002


                                                   comcast(R)

Safe Harbor

Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as"may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the"safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to (1) the effects of legislative and regulatory changes; (2) the potential for increased competition; (3) technological changes; (4) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (5) pricing pressures which could affect demand for Comcast's services; (6) Comcast's ability to expand its distribution; (7) changes in labor, programming, equipment and capital costs;
(8) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (9) future acquisitions, strategic partnerships and divestitures; (10) general business and economic conditions;
(11) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission; and (12) with respect to statements relating to the proposed combination of Comcast and AT&T Broadband, factors that could cause actual results of the combined businesses of Comcast and AT&T Broadband to differ materially from expected results for such businesses, including failure to integrate the businesses successfully or to achieve the expected combination benefits.


Banc of America                                                       comcast(R)
May 1, 2002
comcast(R)


                                Brian L. Roberts
                                   President

Leveraging an Upgraded Network

--> Strong Demand for New Services

    comcast(R) High-Speed Internet
    comcast(R) digital cable

--> Double-Digit OCF Growth
     o  10% in 2000
     o  12% in 2001
     o  12-14% in 2002E

--> Significant Free Cash Flow
     o  Consolidated: $800 million - $1.0 billion in 2002E


           Upgraded Network + New Services + Double-Digit OCF Growth
                    = Significant Free Cash Flow Generation


Banc of America                                                       comcast(R)
May 1, 2002

                      1Q02: Strong Operating Performance


        1Q01    1Q02                   1Q01    1Q02
        ----    ----                   ----    ----
Cable   526.3   597.5            QVC   172.7   192.3            Content   [Omitted graph depicts a 33% increase in
                (13% Increase)                 (11% Increase)              content from 1Q01 to 1Q02]



                              Revenue Growth: 12%
                   Consolidated Consolidated OCF Growth: 18%


                            Note: Pro Forma Results

Banc of America                                                       comcast(R)
May 1, 2002
comcast(R) digital cable


Subscriptions
    (000s)
                                                                 Penetration

                                                              3MM*+      40%

3,500                                                                    35%
          1Q02 Net Adds: 200,000
3,000                                                 2.54MM             30%

2,500                                       2.33MM                       25%

2,000                            1.35MM                                  20%

1,500                                                                    15%

1,000                                                                    10%

  500                  515K                                               5%

    0       78K                                                           0%

           YE98        YE99       YE00      YE01      1Q02      YE02E


                   *2002 Guidance: 600-700,000 net additions


Banc of America                                                       comcast(R)
May 1, 2002

Banc of America                                                       comcast(R)
May 1, 2002

                       Building on the Digital Platform

                                Video-On-Demand


                    o   Drive Digital Penetration
                    o   Competitive Differentiation
                    o   Today: 3 Million VOD-Ready Homes in 19 Markets
                    o   YE02:  5-6 Million VOD-Ready Homes


Banc of America                                                       comcast(R)
May 1, 2002

                             VOD...More Than Movies

               Movies            +        Time Shifted Programming
                 |                                   |
                 |                                   |
         ----------------            ----------------------------------
              Impulse                     Subscription   |   Free
                                               |               |
                                               |               |
                                              HBO          "Best of"
                                            Showtime       Cable and
                                             STARZ!       Broadcasting


                               [GRAPHIC OMITTED]


Banc of America                                                       comcast(R)
May 1, 2002

                       Building on the Digital Platform

                          High-Definition Television

o Today:        Available to 1.3MM
                Customers in Philadelphia
                and New Jersey

o YE 2002:      Expand Offering in Mid-
                Atlantic Super Cluster and
                to Other Key Markets

o Programming:  ABC, NBC, HBO, and Showtime

o 2003:         Comcast SportsNet


                                                              [GRAPHIC OMITTED]


Banc of America                                                       comcast(R)
May 1, 2002
comcast(R) High-Speed Internet


Subscriptions
    (000s)
                                                                 Penetration

1,600                                                                    14%
          1Q02 Net Adds: 200,000                              1.44MM*+
1,400                                                                    12%

1,200                                                 1.04MM             10%
                                            948K
1,000
                                                                          8%
  800
                                                                          6%
  600
                                                                          4%
  400                             400K
                                                                          2%
  200                  142K
            51K
    0                                                                     0%

           YE98        YE99       YE00      YE01      1Q02      YE02E


                   *2002 Guidance: 400-500,000 net additions


Banc of America                                                       comcast(R)
May 1, 2002
comcast(R) High-Speed Internet

o  Completed Transition to Comcast Network

o  1Q02 ARPU of $40

o  Significant Cash Flow Improvement

o  Designed to Support Multiple ISPs
   and Tiered Services

o  First ISP Deal: Juno and NetZero


                                                              [GRAPHIC OMITTED]


Banc of America                                                       comcast(R)
May 1, 2002

AT&T comcast(R)
       CORPORATION


                         A Powerful Platform for Growth

o   Margin Improvement/Operating Efficiencies

o   Other Value Creation Opportunities

    o   Content

    o   National Advertising

    o   Technology


                             Unlimited Opportunity


Banc of America                                                       comcast(R)
May 1, 2002
comcast(R)


                                 John R. Alchin
                     Executive Vice President and Treasurer

Financial Reputation

                   Fully Reviewed Comcast 10-K in Connection
                        with the Filing of Merger Proxy

o  No Ratings Triggers

o  No Commercial Paper Issuance Concerns

o  No Material Off-Balance Sheet Debt
   -  $200MM Performance Guarantee of an Affiliate Fully Disclosed

o  No Unusual Capitalization Policies


                                  NO NONSENSE

Banc of America                                                       comcast(R)
May 1, 2002

AT&T comcast(R)
       CORPORATION


Merger Funding Update

o  $17 Billion of Bank Facilities

o  Funding Requirement at Closing: $11-$14 Billion

   o Includes Repayment of AT&T Intercompany Debt, Free Cash Flow Deficit and Other Near-Term Liquidity Needs for AT&T Comcast


Banc of America                                                       comcast(R)
May 1, 2002

Commitment to Deleveraging



               AT&T Comcast debt(1)                                              o    QUIPS conversion to equity
                 ($ in Billions)                                                      represents a $5.0BN (face value)
                                                                                      reduction in total debt and
                                                                                      preferred
QUIPS          $5.0      $5.0
                                 $2.4                                            o    On April 5th, AT&T Broadband
                                                                                      reached an agreement with Bresnan
New                                                                                   Communications to sell 320,000
AT&T Comcast                                            $6.5                          subscribers in Montana, Wyoming and
Borrowings     $12.5                            $10.1                                 Colorado for $735MM in cash
                                                                  $3.6
                                                                                 o    An additional after-tax value of
Existing                                                                              $1.7BN in highly liquid assets will
AT&T Bonds     $8.4                             $8.4              $8.4                also be immediately monetized

                                                                                 o    Within two years, AT&T Comcast
Existing                                                                              expects to monetize TWE ($6.5BN+,
Comcast Debt   $9.9                             $9.9              $9.9                after-tax2)

                                Rural Cable            Estimated                 o    Solid Investment Grade Profile
                                  System               TWE value
                                  Sales/              (after-tax)
                               Liquid Share
                               Monetization


1 Net of AT&T Broadband Exchangeables and Comcast ZONES
2 Preliminary valuation for illustrative purposes based on Wall Street estimates


Banc of America                                                       comcast(R)
May 1, 2002

       AT&T
       Broadband     Comcast
                                        Industry Margins         36%       42%
1Q01      18           40
2Q01      23           41               AT&T Broadband Margin    20%       20%
3Q01      25           41
4Q01      23           41               ---------------------------------------
1Q02      20           41               Difference               16%       22%
                                        ---------------------------------------

                                        AT&T Broadband '01 Revenue(1)  x $9.2B

1.   Margin Improvement                 Annual EBITDA Impact:    $1.4B - $2.0B

2.   Operating Efficiencies             Annual EBITDA Impact:    $1.3B - $1.9B


                       (1) Source: Company Press Release


Banc of America                                                       comcast(R)
May 1, 2002

AT&T comcast(R)
       CORPORATION

                                             2003      2004      2005
                                             ----      ----      ----
AT&T Broadband OCF

Margin Improvement(1)                        26% --------------> 36%

Operating Synergies(1) (Millions)           $300       $400      $500

Comcast Cable OCF Growth(1)                  11% --------------> 11%


                           OCF Growth Exceeding 20%


        (1) For illustrative Purposes Only. Not Indicative of Guidance.


Banc of America                                                       comcast(R)
May 1, 2002

AT&T comcast(R)
       CORPORATION



Financially Strong and
  Positioned for Growth

     o  Investment Grade Rating

     o  Free Cash Flow Generation

     o  Building Long Term Shareholder Value


                             Unlimited Opportunity


Banc of America                                                       comcast(R)
May 1, 2002
                                  comcast(R)